UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                        Commission File Number--000-29106

                          KNIGHTSBRIDGE TANKERS LIMITED
                 (Translation of registrant's name into English)

                               Par-la-Ville Place
                              14 Par-la-Ville Road
                                 Hamilton, HM 08
                                     Bermuda
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the interim report of Knightsbridge Tankers Limited dated August 11, 2006, with respect to its interim results for the second quarter of 2006.

                                                                 Exhibit 1


                                  KNIGHTSBRIDGE
                                 TANKERS LIMITED

Knightsbridge Tankers Limited

Interim Report June 2006

SECOND QUARTER AND SIX MONTHS RESULTS

Knightsbridge Tankers Limited (the "Company") reports net income of $7.9 million and earnings per share of $0.46 for the second quarter of 2006. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs was $42,800 compared with $54,300 in the immediately preceding quarter. The second quarter earnings reflect the weakening of the tanker market that occurred in the first quarter and early into the second quarter of 2006 before a steady recovery that continued through the end of the second quarter. Net interest expense for the quarter was $1.3 million (2005 comparable quarter: $1.0 million) and at June 30, 2006, all of the Company's debt is floating rate debt. As of August 7, 2006, the Company has an average cash breakeven rate for its vessels of $19,200 per vessel per day compared to $18,900 on May 8, 2006. This increase is as result of increased general market interest rates.

The completion of the drydocking for TI Ningbo (formerly named Hampstead) resulted in approximately 18.3 days of off-hire in the second quarter. All of the Company's five vessels have now completed their scheduled ten year drydocking and special survey.

The net decrease in cash and cash equivalents in the quarter was $6.8 million. The Company generated cash from operating activities of $13.2 million, used $2.9 million to repay the Company's loan and credit facilities and distributed $17.1 million in dividend payments.

For the six months ended June 30, 2006 the Company reports net income of $22.1 million and earnings per share of $1.29. The average daily TCEs for the six months ended June 30, 2006 was $48,600. Net interest expense for the period was $2.6 million (2005 comparable six months: $1.8 million).

On August 11, 2006, the Board declared a dividend of $0.80 per share. The record date for the dividend is August 25, 2006, ex dividend date is August 23, 2006 and the dividend will be paid on or about September 8, 2006.

THE MARKET

The downward pressure at the end of the first quarter for VLCCs eased late in the first week of the second quarter. The lowest rate in the second quarter was witnessed in the first week of April with approximately World Scale ("WS") 55, for the benchmark route MEG to Japan. This equated to a TCE of approximately
$18,500 per day. The benchmark rate increased gradually until mid May and thereafter accelerated to its high of approximately WS 120 ($80,500 per day) in the third week of June. The quarter ended with the VLCC market in a gradual decline to approximately WS 97 ($58,500/day).

The average rate from the MEG to Japan in the second quarter of 2006 was approximately WS 80 ($41,700 per day), compared to about WS 71 ($32,600 per day) in the second quarter of 2005.

Bunkers continued the upward trend seen in the first quarter with Fujairah's highest bunker quote for the quarter early May at $359 per mt, for thereafter slowly decreasing to $325 per mt at the end of the quarter with an average of $335 per mt. This represents an increase from the average in the second quarter of 2005 of $79/mt.

The International Energy Agency (IEA) reported in July an average OPEC Oil production, including Iraq, of 29.68 million barrels per day during the second quarter of the year, a 0.19 million barrels per day or 0.6 percent decrease from the first quarter. OPEC decided at its extraordinary meeting held in Caracas on June 1 to maintain current production levels. The Conference's next ordinary meeting is to take place in Vienna on September 11, 2006.

IEA estimates that world oil demand averaged 83.3 million barrels per day in the second quarter, a 1.9 percent increase from the first quarter of 2006. IEA further predicts that the average demand for 2006 in total will be 84.8 million barrels per day, or a 1.5 percent growth from 2005, hence showing a firm belief in continued demand growth.

According to Fearnleys the VLCC fleet totalled 473 vessels at the end of the second quarter of 2006, an increase of 0.9 percent over the quarter. No VLCCs were scrapped in the period whilst four were delivered. The total order book now stands at 149 vessels at the end of the second quarter, up from 130 vessels after the first quarter of 2006. For the remainder of 2006 there are seven deliveries expected and there are 32 counted for 2007. The current order book represents 31.5 percent of the current VLCC fleet. A total of 23 VLCCs were ordered during the quarter.

At the end of July it was possible to sell freight futures for the remainder of 2006 at a level that equated to TCEs for VLCCs at approximately $84,000 per day.

OUTLOOK

In June 2006, the Company announced it had entered into new time charter agreements for its VLCCs: TI Ningbo and TI Qingdao. The two VLCCs will commence their new time charter employment directly after the current charters expire in the first half of 2007. The TI Ningbo and TI Qingdao have been chartered to Frontline Ltd for a period of four and five years, respectively. The charter income for each VLCC will consist of a fixed base rate of $37,750 per day plus a market related element being 50 percent of the difference between a spot market related rate index and the base rate. The Board believes that the new charters will serve the Company well. The new charters create secured income into the next decade and at the same time allow the Company to benefit from spot market increases.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

August 11, 2006
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:  Ola Lorentzon
          + 46 703 998886

          Inger M. Klemp
          + 47 23 11 40 76

                                              KNIGHTSBRIDGE TANKERS LIMITED SECOND QUARTER REPORT (UNAUDITED)
 2005          2006    INCOME STATEMENT                                              2006              2005              2005
Apr-Jun       Apr-Jun  (in thousands of $)                                        Jan-Jun           Jan-Jun           Jan-Dec
                                                                                                                    (audited)
-------- ------------- ------------------------------------------------------------------- ----------------- -----------------
 20,924        23,678  Operating revenues                                          50,889            50,293           100,179
                       Operating expense
  3,878         4,999  Voyage expenses                                              8,113             7,689            16,459
  4,120         4,679  Ship operating expenses                                      8,723             7,222            17,211
    334           449  Administrative expenses                                        834               563               988
  4,269         4,269  Depreciation                                                 8,490             8,490            17,120
 12,601        14,396  Total operating expenses                                   26, 160            23,964            51,778

  8,323         9,282  Net Operating income                                        24,729            26,329            48,401
                       Other income/(expenses)
    292           358  Interest income                                                682               599               959
(1,251)       (1,700)  Interest expense                                           (3,293)           (2,436)           (5,310)
    (6)          (51)  Other financial items                                         (53)              (22)              (83)
  (965)       (1,393)  Total Other income/(expenses)                              (2,664)           (1,859)           (4,434)

  7,358         7,889  Net income (loss)                                           22,065            24,470            43,967

 17,100        17,100  Average number of ordinary shares outstanding               17,100            17,100            17,100
 $ 0.43        $ 0.46  Earnings per Share ($)                                    $   1.29          $   1.43          $   2.57
-------- ------------- ------------------------------------------------------------------- ----------------- -----------------

BALANCE SHEET                                                      2006             2005         2005
(in thousands of $)                                               Jun 30           Jun 30        Dec 31
                                                                                               (audited)
---------------------------------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents (including restricted cash)             21,093           32,849         22,634
Other current assets                                              13,074            9,033         15,096
Long term
Vessels, net                                                     276,580          293,700        285,070
Deferred charges and other long-term assets                          323              360            359

Total assets                                                     311,070          335,942        323,159

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term debt and current portion of long-term debt             11,216           14,766         11,200
Other current liabilities                                          9,936            8,610          7,726
Long term
Long term interest bearing debt                                  103,600          114,800        109,200
Stockholders' equity                                             186,318          197,766        195,033

Total liabilities and stockholders' equity                       311,070          335,942        323,159
---------------------------------------------------------------------------------------------------------

     2005        2006  STATEMENT OF CASHFLOWS                                              2006           2005          2005
  Apr-Jun     Apr-Jun  (in thousands of $)                                              Jan-Jun        Jan-Jun         Jan-Dec
                                                                                                                       (audited)
---------- ----------- ------------------------------------------------------------------------- -------------- -----------------
                       OPERATING ACTIVITIES
    7,358      7,889   Net income                                                        22,065         24,470            43,967
                       Adjustments to reconcile net income to net cash
                       provided by operating activities
    4,285      4,286   Depreciation and amortisation                                      8,524          8,522            17,186
    5,555        958   Change in operating assets and liabilities                         4,234         15,922             8,975

   17,198     13,133   Net cash provided by operating activities                         34,823         48,914            70,128

                       FINANCING ACTIVITIES
      766          -   Proceeds from long-term debt and credit facilities                    76            766                 -
        -     (2,860)  Repayments of long-term debt and credit facilities                (5,660)        (2,909)          (11,342)
  (25,650)   (17,100)  Dividends paid                                                   (30,780)       (55,575)          (77,805)

  (24,884)   (19,960)  Net cash used in financing activities                            (36,364)       (57,718)          (89,147)

   (7,686)    (6,827)  Net increase (decrease) in cash and cash equivalents              (1,541)        (8,804)          (19,019)
   40,535     27,920   Cash and cash equivalents at start of period                      22,634         41,653            41,653
   32,849     21,093   Cash and cash equivalents at end of period                        21,093         32,849            22,634
---------- ----------- ------------------------------------------------------------------------- -------------- -----------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Knightsbridge Tankers Limited
                                        -----------------------------
                                                (Registrant)


Date October 31, 2006                   By /s/ Kate Blankenship
                                           --------------------------
                                               Kate Blankenship
                                               Secretary





SK 01655 0002 715908